UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐    No ☒

Contact:
Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE - ISRAEL LTD. REPORTS FINANCIAL
RESULTS FOR THE SECOND QUARTER & FIRST HALF OF 2008

- H1 Results: Revenues Up 10.8% to NIS 3.7B; 4.4% Same Store Sales; 4.8% Operating Margin -
- Q2 Results: Revenues Up 14.1% to NIS 1.9B; 8.2% Same Store Sales; 4.6% Operating Margin -
- Board of Directors Declares NIS 150M Dividend -

ROSH HA’AYIN, Israel – August 20, 2008 - Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced unaudited results for the second quarter and six months ended June 30, 2008.

NOTE: IFRS – International Financial Reporting Standard
Financial results for the three-month and six-month periods ended June 30, 2008 reported in this release are presented in accordance with International Financial Reporting Standards (“IFRS”). To facilitate comparison, the comparison results from the three-month and six-month periods ended June 30, 2007, as well as those for the year ended December 31, 2007, have been adjusted to bring them into accordance with IFRS, and differ from the results originally reported.

Results for the Second Quarter
Revenues: Revenues for the second quarter increased by 14.1% to NIS 1,918.4 million (U.S. $572.3 million)(a) compared to NIS 1,680.9 million in the second quarter of 2007. The increase reflected:
1)	The timing of the Passover buying season, which fell entirely in the second quarter of 2008 but partially in the first quarter of 2007.
2)	The addition of approximately 16,000 square meters of selling space through the opening of 10 new supermarkets during the twelve month period.

3)
The ongoing expansion of Bee Group Retail (“Bee Group”) (formerly Kfar Ha’Shaashuim), including the consolidation of the revenues of Naaman Porcelain Ltd. (TASE: NAMN) (“Naaman”) since the fourth quarter of 2007

4)	The consolidation of Eden Briyut Teva Market Ltd. (“Eden Teva”) since the fourth quarter of 2007.
5)
The quarter’s 8.2% increase in supermarket Same Store Sales, reflecting rising price levels throughout the food market together with a sharp year-over-year increase in Mega In Town sales. This was countered partially by an 11.4% decline in the sales of Shefa Shuk, which accounted for 20.4% of the Company’s overall revenues during the second quarter. A major contributor to the decline in Shefa Shuk sales was the ultra-Orthodox community’s ongoing consideration of declaring a boycott against the format as described below.

Gross Profit: Gross profit for the second quarter increased by 17.0% to NIS 527.5 million (U.S. $157.4 million) compared to NIS 451.3 million in the second quarter of 2007. Gross margin for the period increased to 27.5% compared to 26.8% in the parallel quarter of 2007, reflecting improved agreements with suppliers; the success of the Mega In Town format; the reduction in the proportion of hard discount sales in the total revenue mix due to a decrease in sales of the Shefa Shuk format; and the higher gross margin of sales generated by the Company’s subsidiary Bee Group Retail. Gross margins continued to be impacted, however, by the market’s strongly competitive environment.

Revaluation of Investment Property: In compliance with the IFRS Accounting Standard, the Company began adjusting the value of its investment property on a quarterly basis in accordance to Fair Market Value. In the second quarter of 2008, the Company’s revaluation of two assets acquired at the end of 2007 resulted in non-cash income of NIS 5.2 million (U.S. $1.6 million) for the quarter.

Selling, General, and Administrative Expenses: Selling, General, and Administrative expenses for the quarter increased by 18.1% to NIS 444.2 million (U.S. $132.5 million) (23.2% of revenues) compared to NIS 376.2 million (22.4% of revenues) in the second quarter of 2007. The increase derived mainly from the expenses of opening new stores, increased advertising and marketing efforts, and the expenses of the companies which were consolidated into Blue Square’s results of the second quarter of 2008 but not in the parallel quarter of 2007. In addition, operating expenses, such as rent and municipal taxes, increased due to the increase in the Israeli CPI.

Operating Income: Operating income for the quarter increased by 18.4% to NIS 88.6 million (U.S. $26.4 million) from NIS 74.8 million in the second quarter of 2007. The increase reflects the period’s higher revenues, gross profit and non-cash income from the revaluation of investment properties, mitigated somewhat by increased operating expenses. Operating margin for the period increased to 4.6% from 4.5% in the second quarter of 2007. Excluding the income derived from the revaluation of investment property and non-cash expenses related to employee stock-based compensation, operating margin for the second quarter of 2008 was 4.5%.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization): EBITDA for the quarter increased by 13.9% to NIS 123 million (U.S. $36.7 million) compared to NIS 108 million in the second quarter of 2007. EBITDA margin for the period was 6.4%, unchanged from the parallel period of 2007.

Financial Expenses (net): Financial expenses (net) for the quarter were NIS 40.2 million (U.S. $12.0 million), an increase of 15.6% compared to NIS 34.8 million in the second quarter of 2007. This was due primarily to the increase in the “Known” price index during the quarter, which increased the value of the Company’s index-linked debt, contributing to its NIS 22.4 million increase in expenses compared to the second quarter of 2007. The increase in financial expenses was mitigated partially by the Company’s revaluation of its holdings in financial instruments according to the requirements of the IFRS standard, under which the Company recorded financial income of approximately NIS 1.8 million (U.S. $0.5 million) during the second quarter of 2008. compared to the second quarter of 2007, in which financial expenses generated by financial instruments totaled approximately NIS 21.4 million.

Taxes on Income: Taxes on income for the quarter were NIS 10.7 million (U.S. $3.2 million), a decrease of 44.0% compared to NIS 19.1 million in the second quarter of 2007, resulting in an effective tax rate of 22.2% for the quarter compared to 47.7% for the second quarter of 2007. This reduction reflected:
1)
The quarter’s increase in the CPI and its affect on the Company’s taxable income and loans in light of Amendment #20 to the Income Tax Law (Adjustments for Inflation), which was enacted on February 26, 2008. Amendment #20, which is to be applied beginning in the 2008 tax year, discontinues the adjustment of income and assets according to inflation when computing tax liability.

2)	The change in the Israeli corporate tax rate from 29% in 2007 to 27% in 2008.
3)	The Company’s adoption of the IFRS, under which the Company did not record tax liability from the revaluation of its financial instruments to Fair Value.

Net Income: Net income for the second quarter of 2008 increased by 79.5% to NIS 37.2 million (U.S. $11.1 million) from NIS 20.7 million in the second quarter of 2007. The portion of the net profit attributable to shareholders, as calculated in accordance with the IFRS, was NIS 29.4 million (U.S. $8.8 million), or NIS 0.68 per ADS (U.S. $0.20), while the portion attributable to the share of minority interests was NIS 7.8 million (U.S. $2.3 million).

Dividend:
The Company’s Board of Directors today declared a cash dividend of NIS 150.0 million (the equivalent of approx. U.S. $42 million based on today's representative rate of exchange), or NIS 3.46 (the equivalent of approx. U.S. $0.97 based on today's representative rate of exchange) per share.

The dividend, net of taxes withheld at source pursuant to Israeli law, will be payable on or about October 7, 2008 to shareholders of record as of close of business on September 24, 2008. The dividend will be paid to ADS holders a few days later. ADS holders will be paid in US Dollars based on the representative rate of exchange of the US Dollar against the NIS published by the Bank of Israel on or about October 7, 2008.

Following the dividend distrbution, the conversion ratio of the Company's 5.9% convertible debentures issued in August 2003 (outstanding principal amount of 33,455,183 as of August 20, 2008) will be adjusted on September 25, 2008, due to the dividend described above. Following the adjustment, each NIS 20.095 par value of the convertible debentures will be convertible into one ordinary share of the Company.

Other
•
During the quarter, the Company opened two supermarkets, adding a net total of 2,700 square meters to the chain. After the quarter, the Company began the process of renovating six Shefa Shuk branches to the Mega In Town format.

•	Sales per square meter and sales per employee increased by 6.4% and 3.4%, respectively, during the second quarter of 2008 compared with the parallel quarter of 2007.
•
Late in the first quarter of 2008, the Company received reports that certain sectors within Israel’s ultra-Orthodox population segment were considering the declaration of a boycott against Blue Square's Shefa Shuk chain, and since the end of March 2008, the Company has experienced a significant decrease in the sales of several Shefa Shuk stores which appeal to the ultra-Orthodox community and/or that are located within ultra-Orthodox neighborhoods. The decrease in sales in these stores did not make a material impact on the Company’s financial results for the first half of 2008. Management is currently finalizing its strategy for addressing the situation.

Results for the First Half
Revenues: Revenues for the first half of 2008 increased by 10.8% to NIS 3,739.6 million (U.S. $1,115.6 million) (a) compared to NIS 3,374.3 million in the first six months of 2007. The increase reflects:
1)	The addition of 16,000 square meters of selling space through the opening of 10 new supermarkets during the twelve month period.
2)
The ongoing expansion of Bee Group Retail (“Bee Group”) (formerly Kfar Ha’Shaashuim), including the consolidation of the revenues of Naaman Porcelain Ltd. (TASE: NAMN) (“Naaman”) since the fourth quarter of 2007

3)	The consolidation of Eden Briyut Teva Market Ltd. (“Eden Teva”) since the fourth quarter of 2007.
4)
The period’s 4.4% increase in supermarket Same Store Sales, reflecting rising price levels throughout the food market together with a 17.4% year-over-year increase in Mega In Town sales. This was countered partially by a 9% decline in the sales of Shefa Shuk, which accounted for 21.5% of the Company’s overall revenues during the first half of 2008. A major contributor to the decline in Shefa Shuk sales was the ultra-Orthodox community’s ongoing consideration of declaring a boycott against the format as described above.

Gross Profit: Gross profit for the first half increased by 15.2% to NIS 1,031.1 million (U.S. $307.6 million) compared to NIS 894.9 million in the first six months of 2007. Gross margin for the period increased to 27.6% compared to 26.5% in the parallel quarter of 2007, reflecting the factors detailed above.

Revaluation of Investment Property: In compliance with the IFRS Accounting Standard, the Company began adjusts the value of its investment property on a quarterly basis in accordance to Fair Market Value. In the first half of 2008, the Company’s revaluation of three assets acquired at the end of 2007 resulted in non-cash income of NIS 18.0 million (U.S. $5.4 million).

Selling, General, and Administrative Expenses: Selling, General, and Administrative expenses for the first half of 2008 increased by 17.5% to NIS 870.3 million (U.S. $259.6 million) (23.3% of revenues) compared to NIS 740.5 million (21.9% of revenues) in the first six months of 2007. The increase reflects the factors described above.

Operating Income: Operating income for the first half of 2008 increased by 15.9% to NIS 178.8 million (U.S. $53.3 million) from NIS 154.3 million in the first six months of 2007. The increase reflects the factors described above. Operating margin for the period increased to 4.8% compared to 4.6% in the first half of 2007. Excluding the income derived from the revaluation of investment property and non-cash expenses related to employee stock-based compensation, operating margin for the first half of 2008 was 4.4%.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization): EBITDA for the first half of 2008 increased by 7.7% to NIS 237 million (U.S. $70.7 million) compared to NIS 220 million in the first six months of 2007. EBITDA margin for the period was 6.3% compared to 6.5% in the parallel period of 2007.

Financial Expenses (net): Financial expenses (net) for the first half of 2008 were NIS 48.4 million (U.S. $14.4 million), a decrease of 32.3% compared to NIS 71.5 million in the first half of 2007. This significant decrease reflected the Company’s adoption of the IFRS standard, which mandates the presentation of financial instruments at Fair Market Value with changes in value accounted for as financial income or expense. During the first half of 2008, the Company recorded financial income of approximately NIS 14.4 million (U.S. $4.3 million) related to the revaluation of its holdings in financial instruments, compared to the parallel period of 2007, in which its financial expenses connected with financial instruments totaled approximately NIS 50.8 million. This reduction in financial expenses was partially mitigated by an increase in financial income associated with the period’s increase in Israel’s “Known” price index, which contributed to a NIS 26.8 increase in the financial expenses of the Company’s debt compared to the first half of 2007.

Taxes on Income: Taxes on income for the first half of 2008 were NIS 26.5 million (U.S. $7.9 million), a decrease of 36.6% compared to NIS 41.8 million in the first half of 2007, resulting in an effective tax rate of 20.6% compared to 50.3% for the first half of 2007. This reduction reflected:
1)
The quarter’s increase in the CPI and its affect on the Company’s taxable income and loans in light of Amendment #20 to the Income Tax Law (Adjustments for Inflation), which was enacted on February 26, 2008. Amendment #20, which is to be applied beginning in the 2008 tax year, discontinues the adjustment of income and assets according to inflation when computing tax liability.

2)	The change in Israeli corporate tax rate from 29% in 2007 to 27% in 2008.
3)	The Company’s adoption of the IFRS, under which the Company did not record tax liability from the revaluation of its financial instruments to Fair Value.

Net Income: Net income for the first half of 2008 was NIS 102.3 million (U.S. $30.5 million), an increase of 147.0% compared to NIS 41.4 million for the first half of 2007. The portion of the net profit attributable to shareholders, as calculated in accordance with the IFRS, was NIS 87.5 million (U.S. $26.1 million), or NIS 2.02 per ADS (U.S. $0.60), while the portion attributable to the share of minority interests was NIS 14.7 million (U.S. $4.4 million).

Other
•	During the first six months of 2008, the Company opened five supermarkets, adding a net total of approximately 7,000 square meters to the chain.
•	Sales per square meter and sales per employee increased by 3.5% and 2.6%, respectively, during the first half of 2008 compared with the first half of 2007.

Acquisition of Additional 25% of Bee Group Retail
On August 3, 2008, the Company announced that it had signed an agreement to acquire 25% of the outstanding share capital of Bee Group Retail Ltd. (“Bee Group”), a 60% subsidiary of the Company, for NIS 35.4 million, increasing its interest in Bee Group to 85%. Under the terms of the agreement, during the five-year period from closing, Blue Square will be entitled to acquire the remaining 15% for approximately NIS 21.2 million under terms detailed in a press release issued on August 3rd. The agreement was approved by the Company’s Board of Directors on August 20, 2008 and is subject to various closing conditions such as receipt of approval from Israel’s Antitrust Authority and other regulatory authorities, together with approvals and consents from financial institutions.
This acquisition was undertaken as part of the Company’s strategy for expanding its non-food operations with the goal of becoming a major player in Israel’s non-food retail segment. The Company’s plans for Bee Group Retail include the development of a “Bee”-branded retail chain and the production of private label houseware products and textiles.

Comments of Management

Commenting on the results, Mr. Zeev Vurembrand, Blue Square’s President and CEO said, “The second quarter was an active period during which we began implementing our immediate-term strategies while continuing to formulate a comprehensive strategy for our long-term growth. Our progress has been in line with the timetables that we established at the end of March for expanding Blue Square significantly and enhancing its leadership of Israel’s food and non-food retail segments.”

Mr. Vurembrand continued, “Our most notable accomplishments over the past few months have been the recruitment of top-tier professionals to our management team and the acquisition of the remaining shares of Bee Group Retail, an important step in our strategy for establishing Blue Square as a major non-food player. We have accelerated the buildout of the Eden Teva chain with the goal of ending the year with 5-6 of these popular high-end stores. In parallel, we have committed to finalizing and launching our multi-year work plan by the end of 2008, several months before our original schedule. This plan will take a comprehensive, synergistic approach towards achieving several inter-related goals: leveraging our strong Mega brand, establishing Blue Square as a major non-food player, creating new formats to meet evolving market needs, and profiting from the untapped potential of the Arab sector with our new Sakhnin store which we opened this week.. With the right strategy, a talented and motivated team, strong financial backing and a committed Board, we are confident in our ability to take Blue Square to a whole new level of revenues and profitability while establishing it as the clear leader of Israeli retail.”

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at June 30, 2008: U.S. $1.00 equals NIS 3.352. The translation was made solely for the convenience of the reader.

##

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 192 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

 BLUE SQUARE - ISRAEL LTD.
INTERIM CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2008

				Convenience translation
	December 31,	June 30,		June 30,
	2007	2007	2008	2008
	Audited	Unaudited
	NIS			U.S. dollars
	In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	56,410	198,228	228,754	68,244
Marketable securities	199,394	65,744	195,857	58,430
Short-term bank deposit	103,498	536,783	1,231	367
Trade receivables	776,251	722,948	826,136	246,461
Other accounts receivable	99,841	98,618	109,626	32,706
Income taxes receivable	23,062	27,660	46,951	14,007
Inventories	453,944	439,487	491,591	146,656
	1,712,400	2,089,468	1,900,146	566,871

NON-CURRENT ASSETS:
Long-term receivables	48,289	22,217	3,810	1,137
Embedded derivative	10,500	-	925	276
Prepaid expenses in respect of operating lease	199,679	202,675	196,684	58,677
Investments in investee companies	4,948	5,160	4,931	1,471
Investment property	315,778	281,149	409,297	122,105
Intangible assets, net	280,420	118,413	287,635	85,811
Fixed assets, net	1,613,515	1,515,168	1,658,553	494,795
Deferred taxes	33,542	32,278	35,401	10,561
	4,219,071	4,266,528	4,497,382	1,341,704

BLUE SQUARE – ISRAEL LTD.
INTERIM CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2008

				Convenience translation
	December 31,	June 30,		June30,
	2007	2007	2008	2008
	Audited	Unaudited		U.S. dollars
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit From banks and others	171,010	143,072	184,057	54,910
Current maturities of convertible debentures	69,859	26,432	72,450	21,614
Trade payables	976,278	998,309	1,086,936	324,265
Other accounts payable	444,912	452,366	517,801	154,475
Income taxes payable	2,905	505	4,254	1,269
	1,664,964	1,620,684	1,865,498	556,533

LONG-TERM LIABILITIES:
Loans from banks	260,134	219,521	235,597	70,286
Convertible debentures	169,897	259,406	144,916	43,233
Debentures	772,827	829,479	796,888	237,735
Derivatives instruments	9,968	7,090	7,954	2,373
Liabilities in respect of employee benefits, net	35,986	33,170	37,095	11,067
Deferred taxes	57,615	43,385	59,675	17,803
	1,306,427	1,392,051	1,282,125	382,497

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 1 par value	57,094	56,141	57,094	17,033
Additional paid-in capital	1,019,820	951,949	1,023,162	305,239
Accumulated deficit	(107,262)	(5,322)	(17,658)	(5,267)
	969,652	1,002,768	1,062,598	317,005

Minority interest	278,028	251,025	287,161	85,669

Total equity	1,247,680	1,253,793	1,349,759	402,674

Total liabilities and shareholders’ equity	4,219,071	4,266,528	4,497,382	1,341,704

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX AND THREE MONTHS PERIODS ENDED JUNE 30, 2008

						Convenience
						translation[a]
		For the		For the		for the
	Year ended	Six months		Three months		six months
	December 31,	ended June 30,		ended June 30		ended June 30,
	2007	2007	2008	2007	2008	2008
	Audited	Unaudited				Unaudited
	NIS					U.S. dollars
	In thousands (except share and per share data)

Revenues from sales	6,981,984	3,374,315	3,739,561	1,680,859	1,918,403	1,115,621
Cost of sales	5,129,578	2,479,442	2,708,484	1,229,591	1,390,880	808,020

Gross profit	1,852,406	894,873	1,031,077	451,268	527,523	307,601

Net gain from adjustment of investment property to fair value	10,456	-	17,970	-	5,225	5,361

Selling, general and administrative expenses	1,558,608	740,547	870,256	376,422	444,188	259,623

Operating income	304,254	154,326	178,791	74,846	88,560	53,339

Other expenses, net	(1,520)	-	(1,603)	-	(350)	(478)
Finance income	50,279	27,299	45,231	16,686	16,005	13,494
Finance expenses	(107,598)	(98,769)	(93,658)	(51,457)	(56,187)	(27,941)
Equity in earnings (losses) of investee companies, net	186	399	(17)	(226)	(144)	(5)

Income before taxes on income	245,601	83,255	128,744	39,849	47,883	38,409

Taxes on income	69,779	41,848	26,474	19,108	10,650	7,898

Net income	175,822	41,407	102,270	20,741	37,233	30,511

Attributable to:
Equity holders of the parent	143,628	25,135	87,613	12,652	29,505	26,118
Minority interests	32,194	16,272	14,657	8,089	7,728	4,393

Net income per Ordinary share or ADS:
Basic	3.39	0.61	2.02	0.30	0.68	0.60
Fully diluted	3.39	0.57	1.50	0.27	0.64	0.45

Weighted average number of shares or ADS used for computation of income per share:
Basic	42,355,339	41,326,259	43,372,819	42,182,242	43,372,819	43,372,819
Fully diluted	42,355,339	41,326,259	44,793,240	42,182,242	44,793,240	44,793,240

BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA
FOR THE SIX AND THREE MONTHS PERIODS
ENDED JUNE 30, 2008
(UNAUDITED)

	For the six months ended June 30		For the three months ended June 30		Convenience translation(a) for the three months ended June 30
	2007	2008	2007	2008	2008
	NIS	NIS	NIS	NIS	U.S.$
	(Unaudited)				(Unaudited)

Sales (in millions)	3,374	3,740	1,681	1,918	572

Operating income (in millions)	154	179	75	89	26

EBITDA (in millions)	220	237	108	123	36

EBITDA margin	6.5%	6.3%	6.4%	6.4%	NA

Increase (decrease) in same store sales*	(0.2)%	4.4%	(4.6)%	8.2%	NA

Number of stores at end of period	180	190	180	190	NA
Stores opened during the period	5	5	3	2	NA
Stores closed during the period	-	-	-	-	NA

Total square meters at end of period	333,634	350,248	333,634	350,248	NA
Square meters added during the period, net	10,330	7,000	2,130	2,700	NA

Sales per square meter	9,800	10,142	4,832	5,141	1,534

Sales per employee (in thousands)	467	479	233	241	72

* Compared with the same period in the prior fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela

Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

Dated: August 20, 2008